For Immediate Release

February 22, 2007

PAN AMERICAN SILVER ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS

Vancouver, British Columbia – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) (the “Company“) today reports that Ross Beaty, current Executive Chairman of the Company, will become Non-Executive Chairman effective at the Company’s upcoming Annual General Meeting on April 30. At the same time, Director John Wright will retire from the board of directors of the Company, but continue as special advisor.  Mr. Robert Pirooz, who first joined Pan American in 1998 and currently serves as the Company’s General Counsel and Secretary, will be nominated to fill the vacancy on the Board created by Mr. Wright’s retirement.

Mr. Beaty, who with John Wright founded Pan American as a silver company in 1994, said, “Pan American Silver is now recognized as the pre-eminent silver mining company, and is in the best financial and operating condition ever. Our silver production, which set a new record in 2006 at 13 million ounces, is set to double by 2009. Our financial condition, which also set records in 2006 for earnings, cash flow and cash costs per ounce, will improve even more as our production grows.  I am very pleased with the Company’s growth, from an idea into a major silver mining company during John’s and my tenure. While I will remain actively involved in the Company’s future as Chairman, it is time to step back from day-to-day management. Geoff Burns has demonstrated his skill and leadership as President and CEO and the operating, development and financial team we have assembled is outstanding.”

Geoff Burns, President and CEO, said “Although I will personally miss Ross’ guidance and leadership as Executive Chairman, I know we have the team in place that will continue building Pan American Silver as the leading silver mining company. I respect Ross’ wish to balance his work, family and philanthropic interests, and with his continued role as Chairman I will still be able to draw on his experience and counsel when needed. Finally, I would also like to thank John for the years of sound advice he so often provided to me and to Pan American as a Director.”

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements in this news release that contain forward-looking information include, but are not limited to, statements as to the financial strength, development and growth, and objectives and achievements of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “projects” or “projected”, “expects” or “does not expect”, “is expected”, “estimates”, “forecasts”, “scheduled”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Statements containing forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Pan American Silver and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: risks related to technological and operational nature of the Company’s business; changes in the political or economic environment; the interpretation of drill results and the geology, continuity and grade of mineral deposits; actual results of current exploration activities; conclusions of economic evaluations; fluctuations in the price of silver, gold and other base metals; as well as those factors described in the sections relating to risk factors of Pan American Silver’s business filed in the Company’s required securities filings on SEDAR. There can be no assurance that any statements containing forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on statements containing forward-looking information.

For further information, please contact:

Alexis Stewart, Director Corporate & Investor Relations

(604) 684-1175

astewart@panamericansilver.com

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